Exhibit 21

SUBSIDIARIES OF COMSTOCK RESOURCES, INC.

Name	Incorporation	Business Name
Comstock Oil & Gas, LLC	Nevada	Comstock Oil & Gas, LLC
Comstock Oil & Gas – Louisiana, LLC (1)	Nevada	Comstock Oil & Gas – Louisiana, LLC
Covey Park Employment Management Services, LLC	Delaware	Covey Park Employment Management Services, LLC
Covey Park Management Services Company	Delaware	Covey Park Management Services Company

(1)100% owned by Comstock Oil & Gas, LLC